Management's Report

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Ross G. Clarkson	David C. Ferguson
President &	Vice President, Finance &
Chief Executive Officer	Chief Financial Officer

March 20, 2007

2006 Annual Report

Report of Independent Registered Chartered Accountants

To the Shareholders of TransGlobe Energy Corporation:

We have audited the consolidated balance sheets of TransGlobe Energy Corporation as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 23, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 of the consolidated financial statements. Our report to the Shareholders, dated February 23, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 23, 2007

TransGlobe Energy Corporation

Consolidated Statements of Income and Retained Earnings (Deficit)

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

REVENUE
Oil and gas sales, net of royalties and other	$70,097	$58,911
Unrealized gain (loss) on commodity contracts (Note 14)	(83)	83
Other income	283	46
	70,297	59,040

EXPENSES
Operating	11,107	10,253
General and administrative	4,674	3,544
Foreign exchange (gain) loss	(12)	42
Interest	-	8
Depletion, depreciation and accretion	18,941	16,990
	34,710	30,837

Income before income taxes	35,587	28,203

INCOME TAXES (Note 9)
Current	9,129	7,882
Future	263	471
	9,392	8,353

NET INCOME	26,195	19,850

Retained earnings (deficit), beginning of year	19,165	(685)

RETAINED EARNINGS, END OF YEAR	$45,360	$19,165

Net income per share (Note 11)
Basic	$0.45	$0.34
Diluted	$0.43	$0.33

2006 Annual Report

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	December 31, 2006	December 31, 2005

ASSETS
Current
Cash and cash equivalents	$8,836	$12,221
Accounts receivable	7,742	7,414
Product inventory	508	436
Prepaid expenses	782	463
Unrealized commodity contracts (Note 14)	-	83
	17,868	20,617

Property and equipment
Republic of Yemen (Note 3)	46,124	30,898
Canada (Note 4)	42,645	30,261
Arab Republic of Egypt (Note 5)	7,839	2,512
	96,608	63,671

Future income tax asset (Note 9)	1,626	1,886
Deferred financing costs (Note 6)	371	112

	$116,473	$86,286

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,507	$11,146

Asset retirement obligations (Note 7)	2,171	1,503
	15,678	12,649

Commitments and contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	49,360	48,922
Contributed surplus (Note 8d)	2,863	1,908
Cumulative translation adjustment	3,212	3,642
Retained earnings	45,360	19,165
	100,795	73,637

	$116,473	$86,286

APPROVED ON BEHALF OF THE BOARD

Ross G. Clarkson, Director	Fred J. Dyment, Director

TransGlobe Energy Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)
	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$26,195	$19,850
Adjustments for:
Depletion, depreciation and accretion	18,941	16,990
Amortization of deferred financing costs	179	291
Future income taxes	263	471
Stock-based compensation (Note 8d)	1,168	723
Unrealized (gain) loss on commodity contracts	83	(83)
Settlement of asset retirement obligations	(66)	(165)
Changes in non-cash working capital (Note 10)	620	1,280
	47,383	39,357

FINANCING
Issue of common shares for cash	297	1,218
Deferred financing costs	(438)	(17)
Changes in non-cash working capital (Note 10)	-	(24)
	(141)	1,177

INVESTING
Exploration and development expenditures
Republic of Yemen	(26,585)	(17,939)
Canada	(19,605)	(13,189)
Arab Republic of Egypt	(5,365)	(1,526)
Changes in non-cash working capital (Note 10)	1,035	(509)
	(50,520)	(33,163)

Effect of exchange rate changes on cash and
cash equivalents	(107)	(138)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(3,385)	7,233

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,221	4,988

CASH AND CASH EQUIVALENTS, END OF YEAR (Note 10)	$8,836	$12,221

2006 Annual Report

Notes to the Consolidated Financial Statements

Years Ended December 31, 2006 and December 31, 2005
(Expressed in U.S. Dollars, unless otherwise stated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (information prepared in accordance with generally accepted accounting principles in the United States is included in Note 16). In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

*	Block 32, Block S-1, Block 72, Block 75 and Block 84 within the Republic of Yemen.
*	the Western Canadian Sedimentary Basin within Canada.
*	Nuqra Block 1 within the Arab Republic of Egypt.

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Currency Translation

The accounts of the self-sustaining Canadian operations are translated using the current rate method, whereby assets and liabilities are translated at year end exchange rates, while revenues and expenses are translated using average annual rates. Translation gains and losses relating to the self-sustaining Canadian operations are included as a separate component of shareholders’ equity.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Income and Retained Earnings (Deficit).

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

TransGlobe Energy Corporation

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company records income taxes using the liability method. Under this method, future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Flow Through Shares

The Company has financed a portion of its prior years’ exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

Per Share Amounts

Basic net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Cash and Cash Equivalents

Cash includes actual cash held and short-term investments such as treasury bills with original maturity of less than 90 days.

Inventories

Product inventories are valued at the lower of average cost and net realizable value on a first-in, first-out basis.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

2006 Annual Report

Depletion, Depreciation, Amortization and Impairment (DD&A)

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves and determined by independent reserve evaluators. Oil and gas reserves and production are converted into equivalent units of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment is the amount by which the carrying amount exceeds the sum of:

i.	the fair value of proved plus probable reserves; and
ii.	the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

Amortization of Deferred Financing Costs

Deferred financing costs are charged to expense on a straight-line basis over the term of the related loan facility.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method.

Amortization of asset retirement costs are included in depletion, depreciation and accretion on the Consolidated Statements of Income and Retained Earnings (Deficit). Increases in the asset retirement obligation resulting from the passage of time are recorded as depletion, depreciation and accretion in the Consolidated Statements of Income and Retained Earnings (Deficit). Actual expenditures incurred are charged against the accumulated obligation.

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the lattice-based binomial option pricing model in 2006, and the Black-Scholes option pricing model in 2005 and prior years. Compensation costs are recognized over the vesting period.

TransGlobe Energy Corporation

Derivative Financial Instruments

Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

2. CHANGES IN ACCOUNTING POLICIES

Non-monetary transactions

Effective January 1, 2006, the Canadian Institute of Chartered Accountants (CICA) Section 3831 “Non-Monetary Transactions” was adopted by the Company which replaced Section 3830 of the same name. The Standard, which harmonizes Canadian generally accepted accounting principles with the United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, requires that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The guidance was effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of Section 3831 had no effect on the Company’s Consolidated Financial Statements.

Implicit variable interests

Effective January 1, 2006, Emerging Issues Committee (EIC) Abstract 157 “Implicit Variable Interests” was adopted by the Company. The Abstract harmonizes Canadian generally accepted accounting principles with the United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and or receiving of variability indirectly from the entity rather than directly. The adoption of EIC Abstract 157 had no effect on the Company’s Consolidated Financial Statements.

Conditional asset retirement obligations

Effective April 1, 2006, EIC Abstract 159 “Accounting for Conditional Asset Retirement Obligations” was adopted by the Company. The Abstract, which is harmonized with the equivalent United States FASB Interpretation 47 (Accounting for Conditional Asset Retirement Obligations), clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The adoption of EIC Abstract 159 had no effect on the Company’s Consolidated Financial Statements.

Stock-based compensation for employees eligible to retire before the vesting date

In the fourth quarter of 2006, the Company retroactively adopted EIC Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date”. The Abstract provides that if an employee is eligible to retire on the grant date of a stock-based award, related compensation expense is recognized in full at that date as there is no ongoing service requirement to earn the award. In addition, if an employee becomes eligible to retire during the vesting period, related compensation expense is recognized over the period from the grant date to the retirement eligibility date on a graded vesting basis. The Abstract is effective for interim and annual periods ending on or after December 31, 2006 and is to be adopted on a retroactive basis. This EIC had no effect on the Company’s Consolidated Financial Statements for the twelve months ended December 31, 2006 and 2005.

2006 Annual Report

3. PROPERTY AND EQUIPMENT - REPUBLIC OF YEMEN

(000’s)	2006	2005

Oil and gas properties
- Block S-1	$54,410	$37,269
- Block 32	34,060	25,790
- Block 72	2,373	1,479
- Block 75	250	-
- Block 84	15	-
- Other	96	90
Accumulated depletion and depreciation	(45,080)	(33,730)
	$46,124	$30,898

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. The Contractor (Joint Venture Partners) is in the first exploration period of the Block 72 (33%) PSA which ends in January 2008, at which time the Contractor can elect to proceed to the second exploration period. The Block 84 (33%) and Block 75 (25%) PSA’s are in the ratification process with the Republic of Yemen.

During the year the Company capitalized overhead costs relating to exploration and development activities of $419,000 (2005 - $351,000). Unproven property costs in the amount of $2,638,000 in 2006 ($1,479,000 in 2005) were excluded in the costs subject to depletion and depreciation representing the costs incurred at Block 72, Block 75 and Block 84.

4. PROPERTY AND EQUIPMENT - CANADA

(000’s)	2006	2005
Oil and gas properties	$57,624	$38,144
Furniture and fixtures	1,004	867
Accumulated depletion and depreciation	(15,983)	(8,750)
	$42,645	$30,261

During the year the Company capitalized overhead costs relating to exploration and development activities of $524,000 (2005 - $317,000).

5. PROPERTY AND EQUIPMENT - ARAB REPUBLIC OF EGYPT

(000’s)	2006	2005
Oil and gas properties	$7,683	$2,457
Furniture and fixtures	199	61
Accumulated depreciation	(43)	(6)
	$7,839	$2,512

The Contractor is in the first three year extension period of the Concession Agreement which expires in July 2009. One additional extension period of three years is available to the Contractor at its option.

The Company capitalized general and administrative costs relating to TransGlobe Petroleum Egypt Inc. of $1,056,000 (2005 - $1,007,000). The remaining costs related to drilling preparation and geological and geophysical activity. Unproven property costs associated with Nuqra Block 1 in the amount of $7,683,000 in 2006 (2005 - $2,457,000) were excluded from costs subject to depletion and depreciation.

TransGlobe Energy Corporation

6. LONG-TERM DEBT

The Company has a $55 million credit agreement, with the initial borrowing base established at $25 million, which expires July 18, 2009. The credit agreement bears interest at the Eurodollar Rate plus three percent and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things. At December 31, 2006 $Nil (2005 - $Nil) was drawn on these loan facilities.

During the year the Company spent $438,000 to secure the credit agreement, of which $67,000 was amortized to the income statement and the remaining $371,000 was deferred and will be amortized to income over the term of the loan facility.

7. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

(000’s)	2006	2005
Asset retirement obligations, beginning of year	$ 1,503	$ 902
Liabilities incurred	632	638
Liabilities settled	(66)	(165)
Accretion	124	75
Foreign exchange (gain) loss	(22)	53
Asset retirement obligations, end of year	$ 2,171	$ 1,503

At December 31, 2006, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,957,000 (2005 - $2,171,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 9 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

8. SHARE CAPITAL

a)	Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

b)	Issued

	Number
(000’s)	of shares	Amount
Balance, December 31, 2004	57,176	$ 47,296
Stock options exercised (c)	1,297	1,218
Transfer from contributed surplus related to stock options
exercised (d)	-	408
Balance, December 31, 2005	58,473	48,922
Stock options exercised (c)	410	297
Transfer from contributed surplus related to stock options
exercised (d)	-	141
Balance, December 31, 2006	58,883	$ 49,360

2006 Annual Report

c)	Stock Options

The Company adopted a stock option plan in May 2004 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,888,300 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options granted prior to February 1, 2005 vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005, all new grants of stock options vest one- third on each of the first, second and third anniversaries of the grant date.

The following tables summarize information about the stock options outstanding and exercisable at December 31, 2006:

	2006		2005
	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
(000’s except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding at beginning of year	3,361	$2.76	3,462	$1.15
Granted	297	$4.60	1,196	$5.31
Exercised	(410)	$0.63	(1,297)	$0.83
Cancelled	(138)	$4.85	-	-
Options outstanding
at end of year	3,110	$3.12	3,361	$2.76
Options exercisable
at end of year	2,143	$2.20	2,165	$1.35

	Options Outstanding			Options Exercisable
	Number	Weighted-			Weighted-
	Out-	Average			Average
	standing	Remaining	Weighted-	Number	Remaining	Weighted-
	at Dec. 31	Contractual	Average	Exercisable at	Contractual	Average
	2006	Life	Exercise	Dec. 31, 2006	Life	Exercise
Exercise Price	(000’s)	(Years)	Price	(000’s)	(Years)	Price
C$0.50-C$0.63	800	0.3	C$0.50	800	0.3	C$0.50
C$3.26-C$4.50	955	2.2	C$3.33	955	2.2	C$3.33
C$6.03-C$7.74	1,109	3.8	C$6.23	370	3.8	C$6.23
US$5.17	54	3.9	US$5.17	18	3.9	US$5.17
C$5.07-C$5.49	192	4.8	C$3.92	-	-	-
	3,110	2.5	US$3.12	2,143	1.8	US$2.20

d)	Stock-based Compensation

Compensation expense of $1,168,000 has been recorded in general and administrative expenses in the Consolidated Statements of Income and Retained Earnings (Deficit) in 2006 (2005- $723,000). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model in 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

TransGlobe Energy Corporation

	2006	2005
Weighted average fair market value per option (C$)	$ 2.23	3.38
Risk free interest rate (%)	4.09	3.86
Expected lives (years)	5.00	4.00
Expected volatility (%)	48.79	68.19
Dividend per share	0.00	0.00
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%	N/A

During the year, employees exercised 410,000 stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $141,000 at time of grant and has been transferred from contributed surplus to common shares.

(000’s)	2006	2005
Contributed surplus, beginning of year	$1,908	$1,593
Stock-based compensation expense	1,096	723
Transfer of stock-based compensation expense to common
shares related to stock options exercised	(141)	(408)
Contributed surplus, end of year	$2,863	$1,908

9. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000’s)	2006	2005
Temporary differences related to:
Oil and gas properties	$1,292	$1,555
Non-capital losses carried forward	214	118
Share issue expenses	120	213
	$1,626	$1,886

The Company has deductible temporary differences of C$818,000 related to non-capital losses carried forward, C$460,000 related to share issuance expenses and C$4,941,000 related to income tax pools in excess of the carrying value of the Company’s Canadian property and equipment. The Company also has $12,764,000 of income tax losses in the United States of America. The Canadian losses carried forward expire in 2009 and the United States of America losses carried forward expire between 2008 and 2020.

Current income taxes in the amount of $9,129,000 (2005 - $7,882,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32 and Block S-1.

The provision for income taxes has been computed as follows:

(000’s)	2006	2005
Computed Canadian expected income tax
expense at 34.5% (2005 - 37.62%)	$12,276	$10,660
Non-deductible Crown charges (net of Alberta Royalty Tax Credit)	196	407
Resource allowance	(239)	(522)
Non-deductible stock-based compensation expense	403	272
Different tax rates in the Republic of Yemen	(3,523)	(1,751)
Future income tax assets not previously recognized	-	(594)
Other differences	279	(119)
	$9,392	$8,353

2006 Annual Report

10. SUPPLEMENTAL CASH FLOW INFORMATION

(000’s)	2006	2005
Operating activities
Decrease (increase) in current assets
Accounts receivable	$(556)	$(591)
Prepaid expenses	61	(189)
Product inventory	(60)	17
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,175	2,043
	$620	$1,280

Investing activities
Decrease (increase) in current assets
Accounts receivable	$228	$(795)
Prepaid expenses	(379)	-

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,186	286
	$1,035	$(509)

Financing activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$-	$(24)
	$-	$(24)

Interest paid	$-	$8

Taxes paid	$9,129	$7,882

Cash on hand and balances with banks	$8,836	$5,193
Short-term investments	-	7,028
Total cash and cash equivalents	$8,836	$12,221

11. NET INCOME PER SHARE

In calculating the net income per share basic and diluted, the following weighted average shares were used:

(000’s)	2006	2005
Weighted average number of shares outstanding	58,663	57,903
Shares issuable pursuant to stock options	2,662	3,251
Shares to be purchased from proceeds of stock options
under treasury stock method	(763)	(824)
Weighted average number of diluted shares outstanding	60,562	60,330

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2006, the Company excluded 1,109,000 options (2005 - 63,000) because their exercise price was greater than the annual average common share market price in this period.

TransGlobe Energy Corporation

12. SEGMENTED INFORMATION

In 2006 the Company had oil and natural gas production in two geographic segments, the Republic of Yemen and Canada, and has operations in a third geographic segment, the Arab Republic of Egypt. The property and equipment in each geographic segment are disclosed in Notes 3, 4 and 5.

The results of operations for the year ended December 31, 2006 are comprised of the following:

			Arab
	Republic		Republic
(000’s)	of Yemen	Canada	of Egypt	Total

Revenue
Oil and gas sales, net of royalties and other	$56,836	$13,261	$-	$70,097

Expenses
Operating	8,108	2,999	-	11,107
Depletion, depreciation and accretion	11,623	7,281	37	18,941
Income taxes	9,129	263	-	9,392
Segmented operations	$27,976	$2,718	$(37)	30,657
Foreign exchange gain				12
Other income				283
				30,952
General and administrative				4,674
Unrealized loss on commodity contracts				83
Net income				$26,195

The results of operations for the year ended December 31, 2005 are comprised of the following:

			Arab
	Republic		Republic
(000’s)	of Yemen	Canada	of Egypt	Total

Revenue
Oil and gas sales, net of royalties and other	$47,384	$11,527	$-	$58,911

Expenses
Operating	8,219	2,034	-	10,253
Depletion, depreciation and accretion	13,172	3,812	6	16,990
Income taxes	7,882	471	-	8,353
Segmented operations	$18,111	$5,210	$(6)	23,315
Unrealized gain on commodity contracts				83
Other income				46
				23,444
General and administrative				3,544
Foreign exchange loss				42
Interest				8
Net income				$19,850

2006 Annual Report

13. COMMITMENTS AND CONTINGENCIES

The Company is committed to office and equipment leases over the next five years as follows:

2007	284,000
2008	386,000
2009	409,000
2010	402,000
2011	101,000

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company made the mandatory relinquishment of 25% of the Block and issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit was reduced to $1,225,699 during 2006 and is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7 million ($1.75 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.63 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
Carrying values of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

Credit Risk
The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In the Republic of Yemen, the Company sold all of its 2006 Block 32 production to one purchaser and all of its 2006 Block S-1 production to two purchasers. In Canada, the Company sold primarily all of its 2006 gas production to one purchaser and primarily all of its 2006 oil production to another single purchaser.

Commodity Price Risk Management
The Company has commodity price risk associated with its sale of crude oil and natural gas.

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

TransGlobe Energy Corporation

In March 2005, the Company entered into a physical contract to sell 2,000 gigajoules (“GJ”) per day of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for C$6.95/GJ.

In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

15. SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP or Cdn. GAAP) which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) as described below:

Consolidated Statements of Income and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

(000’s, except per share amounts)	2006	2005
Net income for the year under Canadian GAAP	$26,195	$19,850
Adjustments, before income taxes:
Stock-based compensation (b)	-	723
Net income for the year under U.S. GAAP	26,195	20,573
Retained earnings (deficit), beginning of year - U.S. GAAP	19,370	(1,203)
Retained earnings, end of year - U.S. GAAP	$45,565	$19,370

Net income per share under U.S. GAAP
- Basic	$0.45	$0.36
- Diluted	$0.43	$0.34

2006 Annual Report

Statement of Other Comprehensive Income

(000’s)	2006	2005
Net income - U.S. GAAP	$26,195	$20,573
Currency translation adjustment (d)	(430)	1,067
Other comprehensive income	$25,765	$21,640

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, asset and liability sections of the balance sheet would not have changed from Canadian GAAP to U.S. GAAP, however the shareholders’ equity would have been reported as follows:

	2006		2005
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Share capital (b, c, e)	$49,360	$51,063	$48,922	$50,625
Contributed surplus (b)	2,863	955	1,908	-
Cumulative translation
adjustment (d)	3,212	-	3,642	-
Accumulated other comprehensive
income (d)	-	3,212	-	3,642
Retained earnings (b, c, e)	45,360	45,565	19,165	19,370
	$100,795	$100,795	$73,637	$73,637

The reconciling items between share capital and retained earnings for Canadian and U.S. GAAP are $833,000 related to escrowed shares, and $1,278,000 related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $283,000 for the adoption of stock-based compensation under Canadian GAAP and $2,033,000 for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005 under U.S. GAAP APB Opinion No. 25 as interpreted by FASB Interpretation No. 44. The reconciling item between share capital and contributed surplus is $408,000 for the transfer of compensation expense related to options exercised in 2005 and prior.

a)	Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists. However, in Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP or U.S. GAAP as at December 31, 2006. Under U.S. GAAP, the unamortized cost of the Company’s Canadian oil and gas properties exceeded the full cost ceiling limitation by $3,060,000, net of taxes. The natural gas price for December 31, 2006 referenced an AECO price of C$6.50 per GJ adjusted for appropriate price differentials. As permitted by full cost accounting rules under U.S. GAAP, improvements in AECO spot natural gas prices subsequent to December 31, 2006 eliminated the necessity to record a writedown. Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

TransGlobe Energy Corporation

b)	Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 8. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, the Company has adopted SFAS No. 123R effective January 1, 2006. As permitted by SFAS No. 123R, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees directors whereby no costs were recognized in the financial statements, per APB Opinion No. 25 as interpreted by Interpretation No. 44.

The effect of applying APB Opinion No. 25 in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $723,000 (2004 - $1,310,000) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $283,000 in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $408,000 for options exercised since the compensation expense was transferred into common shares for Canadian GAAP, this is not required for U.S. GAAP.

Had compensation expense been determined in 2005 based on fair value at the grant dates for the stock option consistent with the method under SFAS No. 123, the pro forma effect on the Company’s net income under U.S. would be as follows:

(000’s, except per share amounts)	2005
Compensation costs	$ 723

Net Income (U.S. GAAP)
As reported	$ 20,573
Pro form	$ 19,850

Net Income per share (U.S. GAAP)
As reported - Basic	$ 0.36
- Diluted	$ 0.34

Pro forma - Basic	$ 0.34
- Diluted	$ 0.33

c)	Future Income Taxes

The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2006, $Nil in 2005, $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2006, $Nil in 2005, $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $215,000 in 2006, $168,000 in 2005, $231,000 in 2004 and $435,000 in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $215,000 in 2006, $168,000 in 2005, $231,000 in 2004 and $435,000 in 2003 to record an additional valuation allowance against the increased tax asset.

2006 Annual Report

d)	Foreign Currency Translation Adjustments and Other Comprehensive Income

U. S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive income. Canadian GAAP requires these amounts to be recorded in a separate component of Shareholders’ Equity. Other comprehensive income arose from the translation adjustment resulting from the translation of Canadian currency financial statements into U.S. dollars under FAS 52, Foreign Currency Translation. At December 31, 2006, accumulated other comprehensive income related to these items was a gain of $3,212,000 (2005 - $3,642,000).

e)	Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $833,000 with the offset to deficit.

f)	Derivative Instruments and Hedging

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 133 effective January 1, 2001. SFAS 133 requires all derivatives to be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings unless specific hedge accounting criteria are met. To eliminate future GAAP reconciling items the Company has not designated any of its financial instruments, for the year ended December 31, 2006, as hedges for U.S. GAAP purposes under SFAS 133.

g)	Recent Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities

The FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

The FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension Plans and Other Postretirement Plans, which amends SFAS 87, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, and SFAS 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Statement requires the initial recognition of the funded status of a defined benefit postretirement plan and the required disclosures as of the end of the fiscal year ending after December 15, 2006. This statement had no effect on the Consolidated Financial Statements upon adoption.

Fair Value Measurements

The FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

TransGlobe Energy Corporation

The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Accounting for Certain Hybrid Financial Instruments
The FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Accounting for Uncertainty in Income Taxes
The FASB issued Interpretation 48, Accounting For Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Taxes Collected from Customers
The EITF issues EITF Abstract 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement. The abstract provides accounting guidance on how taxes ranging from sales taxes that are applied to a broad class of transactions involving a wide range of goods and services to excise taxes that are applied only to specific types of transactions or items should be presented in the income statement.

The consensuses in the Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of this Abstract.

2006 Annual Report